SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On June 12, 2018, Ms. Noh, Geum-Sun, Mr. Park, Cheol-Su and Mr. Choi, Seung-Kook were appointed by the Minister of the Ministry of Strategy and Finance as non-standing directors of Korea Electric Power Corporation (“KEPCO”) for a term of two years until June 11, 2020.

Biographic details of the newly appointed non-standing directors are set forth below.

Name	Biographic details
Noh, Geum-Sun

•  Previous Positions:

•  Accountant of Samil Pricewaterhouse Coopers

•  Co-representative of Mirae Accounting Firm

•  Auditor of Golden Bridge Asset Management

•  Executive Auditor of National Pension Service

Park, Cheol-Su

•  Previous Positions:

•  Head of Employment Information Center of Naju-City

•  Director of Gwangju-Jeonnam Happiness Generation Center

•  Director of Naju Social Economy Network

•  Current Position:

•  Head of Self-Support Center in Naju

Choi, Seung-Kook

•  Previous Positions:

•  Co-representative of Korea NGO’s Energy Network

•  Secretary General of Green Korea United

•  Executive Committee Member of Seoul One Less Nuclear Power Plant

•  Current Position:

•  Director of Solar and Wind Energy Cooperative Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: June 15, 2018